SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor

1354 Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

Item

1	Letter to the Buenos Aires Stock Exchange and the National Securities Commission of Argentina dated April 17, 2007 regarding the composition of the Audit Committee.

2	Letter to the Buenos Aires Stock Exchange and the National Securities Commission of Argentina dated April 17, 2007 regarding the composition of the Board of Directors.

Item 1

Buenos Aires, April 17, 2007

To the

Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Comisión Nacional de Valores [National Securities Commission]

Ref.: Audit. Committee

The purpose of this letter is to comply with the provisions of rules in force of the National Securities Commission and the Buenos Aires Stock Exchange.

The Board of Directors of the Company, at its meeting held on April 13, 2007, as appears in Minutes No 268, resolved to approve the composition of the Audit Committee, which shall be composed as follows:

Position	Names	Status
Chairman	Miguel Madanes	Independent

Regular Members	Carlos de la Vega	Independent
	Federico Mañero	Independent

Alternate Members	Jorge Brito	Independent
	Eduardo Elsztain	Independent
	Carlos Bruno	Independent

As regards Section 407 of the Sarbanes Oxley Act and Rule N° 33-8177 of the Securities and Exchange Commission, we inform that Mr. Miguel Madanes is the Audit Committee’s Financial Expert.

Sincerely yours,

By YPF S.A.

Walter Forwood Economic Financial Director

Item 2

Buenos Aires, April 17, 2007

To the.

Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Comisión Nacional de Valores [National Securities Commission]

Ref.: Board of Directors

In compliance with the rules of the Buenos Aires Stock Exchange and the regulations of the National Securities Commission, I report as stated below.

YPF S.A. announces that the Shareholders of YPF Sociedad Anónima approved, at the meeting held on April 13, 2007, the composition of the Board of Directors as follows:

	Position	Name	Representative of	Period
	Chairman	Antonio Brufau Niubo	Class D	2 fiscal years
	Executive Chairman & General Manager	Enrique Locutura	Class D	2 fiscal years
(1)	Director		Class A	2 fiscal years
	Director	Jorge Horacio Brito	Class D	2 fiscal years
	Director	Carlos Bruno	Class D	2 fiscal years
	Director	Carlos de la Vega	Class D	2 fiscal years
	Director	Eduardo Elsztain	Class D	2 fiscal years
	Director	Miguel Madanes	Class D	2 fiscal years
	Director	Federico Mañero	Class D	2 fiscal years
	Director	Javier Monzón	Class D	2 fiscal years
	Director	Carlos Alberto Olivieri	Class D	2 fiscal years
	Director	Luis Pagani	Class D	2 fiscal years
	Director	Alejandro Quiroga Lopez	Class D	2 fiscal years
	Director	José María Ranero Díaz	Class D	2 fiscal years
(1)	Alternate Director	To be appointed	Class A	—
	Alternate Director	Alicia Schammah	Class D	2 fiscal years
	Alternate Director	Gonzalo Lopez Fanjul	Class D	2 fiscal years
	Alternate Director	Jesús Guinea	Class D	2 fiscal years
	Alternate Director	Alfredo Pochintesta	Class D	2 fiscal years
	Alternate Director	Alejandro Almarza	Class D	2 fiscal years

(1)	The representative of Class A shareholders stated that the resolution of the Registry of the Ministry of Economy and Production, to appoint directors in representation of Class A, is still pending. Pursuant to section. 257, second paragraph of Act 19,550 the Regular Director representing Class A shares, Mr. Roberto Baratta, presently in office, shall remain in such position.

Antonio Brufau Niubo, Enrique Locutura, Carlos Alberto Olivieri, Alejandro Quiroga López, José María Ranero Díaz, Alicia Schammah, Gonzalo López Fanjul, Jesús Guinea and Alfredo Pochintesta, are institutional Directors and Jorge Horacio Brito, Carlos Bruno, Carlos de la Vega, Eduardo Elsztain, Miguel Madanes, Federico Mañero, Javier Monzón, Luis Pagani, and Alejandro Almarza, are independent Directors.

In addition, the Company’s Statutory Audit and Control Committee shall be composed as follows:

Member	Silvana Rosa Lagrosa	One fiscal year
Member	Mario Eduardo Vazquez	One fiscal year
Member	Juan Andrés Gelly y Obes	One fiscal year
Member	Francisco Orlando Pelaya	One fiscal year
Member	Santiago Carlos Lazzati	One fiscal year
Member	Arturo Fernando Alonso Peña	One fiscal year

Deloitte & Co. S.R.L. has been appointed as the Company’s external auditor.

Sincerely yours,

By YPF S.A.

Walter Forwood Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: April 23, 2007	By:	/s/ Walter Cristian Forwood
		Name:	Walter Cristian Forwood
		Title:	Chief Financial Officer